LA QUINTA HOLDINGS INC.

VIA EDGAR

July 1, 2015

Mr. Kevin Woody

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	La Quinta Holdings Inc.

Form 10-K for the Year Ended December 31, 2014

Filed February 25, 2015

File No. 001-36412

Dear Mr. Woody:

La Quinta Holdings Inc. (“La Quinta,” the “Company” or “we”), submits this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 18, 2015, concerning the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 (the “10-K”).

To assist in your review, we have retyped the Staff’s comment (displayed in italics) below, with the Company’s response set forth immediately below the Staff’s comment.

Form 10-K for the Year Ended December 31, 2014

Note 18 – Segments, pages 125 – 127

1. As disclosed on page 7, you indicate that you do not distinguish or group your operations on a geographical basis when measuring performance and as a result you believe you have a single reportable geographic segment for disclosure purposes. However, on page 9, you indicate that you have organized your owned hotel operations into 15 regions and management for each region reports directly to your senior management and are responsible for the day-to-day operations, guest experience, and profitability of its hotels. These disclosures appear to contradict each other. Please clarify.

Response:

We operate our business across two reportable operating segments: 1) Owned Hotels and 2) Franchise and Management in accordance with the criteria of ASC 280-10-50-1. Our CEO, who is our chief operating decision maker (“CODM”), reviews the operating results of the Owned Hotels operating segment in total, assesses performance, and makes decisions about overall key operating targets and resources to be allocated to the owned hotels collectively. In order to carry out our CODM’s established strategies and operating decisions, a regional manager is located in each of 15 designated regions. Regional managers are responsible for the oversight of day-to-day owned hotel operations, on-site guest experience, and certain regional and local financial and other operational metrics for their assigned hotels. Decisions regarding allocation of resources and performance assessments of the Owned Hotels segment are made at the CODM level.

The language noted by the Staff as being potentially contradictory between pages 7 and 9 of our Form 10-K for the year ended December 31, 2014 (the “Form 10-K”) is a result of our discussion on two separate levels in our organization. On page 7 of our Form 10-K, we are providing information about our geographic areas in accordance with ASC 280-10-50-41, within the context of our segment disclosures. On page 9 of our Form 10-K, we are providing a discussion about the fact that the Owned Hotels segment has 15 regional managers who are responsible for the operations of each of their assigned regions. We acknowledge the Staff’s comment and to provide clarity in future filings, we will revise the disclosure on page 7 of our Form 10-K in the first paragraph of the ‘Our brand and hotels’ section of Business Overview as follows:

“We operate our business across two segments: owned hotels and franchise and management. These segments are components of the business which are managed discretely and for which our discrete financial information is reviewed regularly by our CEO, who is our chief operating decision maker, to assess performance and make decisions regarding the allocation of resources. ~~We do not distinguish or group our operations on a geographical basis when measuring performance. Accordingly, we believe we have a single reportable geographic segment for disclosure purposes in accordance with generally accepted accounting principles.~~”

In addition to providing the above revised disclosure, in future filings, we will revise the disclosure on page 9 of our Form 10-K in the second sentence of the first paragraph of ‘Our owned hotel operations’ as follows:

“~~Although~~ Our corporate headquarters is located in Irving, Texas~~, w~~. We have further internally organized our owned hotel operations into 15 regions. Regional managers located within each region ~~Management for each region, which is located within each region and reports directly to our senior management, is~~ are responsible for the oversight of day-to-day owned hotel operations, on-site guest experience, and ~~profitability of their hotels~~ certain regional and local financial and other operational metrics for their assigned hotels.”

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome any questions you may have and thank you for your attention to our filings. We request that should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to the undersigned at 469-417-7174 or keith.cline@laquinta.com.

Sincerely,

/s/ Keith A. Cline

Keith A. Cline

Executive Vice President and Chief Financial Officer

cc:	Wilson K. Lee

Division of Corporation Finance

United States Securities and Exchange Commission

Michael D. Nathan

Simpson Thacher & Bartlett LLP

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